Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation (Commission File No.: 1-11967)

The following is a transcript of a conference call and webcast that were conducted on March 9, 2016.

Forward-Looking Information

The information presented herein, on the webcast, and in other related communications may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of New York Community Bancorp, Inc. (“NYCB”) and Astoria Financial Corporation (“Astoria Financial” or “Astoria”).

Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.

Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings, and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with NYCB’s and Astoria Financial’s respective businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which NYCB and Astoria Financial operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect NYCB’s and Astoria Financial’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2014 and in other reports filed with the SEC.

Forward-looking statements are made only as of the date of this transcript, and neither NYCB nor Astoria Financial undertakes any obligation to update any forward-looking statements contained in this transcript to reflect events or conditions after the date hereof.

Additional Information and Where to Find It

These materials do not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. NYCB has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement includes a joint proxy statement of Astoria Financial and NYCB and also constitutes a prospectus of NYCB that will be sent to the stockholders of Astoria Financial. Before making any voting or investment decision, investors and security holders of Astoria Financial and NYCB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. This document and other documents relating to the merger filed by NYCB and Astoria Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing NYCB’s website at www.mynycb.com under the tab “Investor Relations”, then under “Financial Results”, and then under “SEC Filings.” The documents filed by Astoria Financial may be obtained free of charge at its website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4100, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in Solicitation

NYCB, Astoria Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Astoria Financial and NYCB stockholders in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed transaction. Additional information about NYCB and its directors and officers may be found in the definitive proxy statement of NYCB relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 24, 2015. Additional information about Astoria Financial and its directors and officers may be found in the definitive proxy statement of Astoria Financial relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 17, 2015. These definitive proxy statements can be obtained free of charge from the SEC’s website at www.sec.gov.

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MARCH 09, 2016 / 4:40PM, NYCB - New York Community Bancorp Inc at RBC Capital Markets Financial Institutions Conference

CORPORATE PARTICIPANTS

Joseph Ficalora New York Community Bancorp Inc - CEO, President

PRESENTATION

Unidentified Participant

This is in conversation with — a fireside chat with New York Community Bancorp. The gentleman to my left, probably need no introduction, so I will just mention that Joe Ficalora is relatively new to the Company, he just started 50 years ago. So, he will have some interesting insights and Tom Cangemi, to his left, CFO who has also been around for a long time too. So, I’ll leave the floor to you and go ahead.

Joseph Ficalora - New York Community Bancorp Inc - CEO, President

Thank you. Well, obviously I’m very pleased to be here. We have been doing many of these conversations in the recent past mainly because people like to hear about the company and also the relevance of the transaction, which we’ve just executed upon. So, as you can see from the presentation material, and we do have material, certainly will be reflective whatever you’d like us to do, as we go through this. But pro forma with the Astoria transaction, we should be in the range of about $66 billion in size and our multi-family book would be about $30 billion. And our pro forma deposits will be in the range of about $38 billion. So, there is no question that we will be the number two in the New York MSA area with regard to deposit share. That’s a pretty significant place for us to be. And we will have a market cap in the range of about $10 billion. It’s a significantly earnings accretive deal. I’m sure you’re aware that there aren’t too many deals being announced in recent years, that are in the range of 20% pro forma accretive to earnings. 15.5% return on average tangible common equity. These are very, very good numbers. Expected cost saves in the range of about 50% and the more we know, the more comfortable we’re with these numbers. And we’re going to maintain our long-standing record of efficiency and then these numbers go as low as the 20s and the 30s for long periods of time, and if anything we’re less efficient today than we’ve been for many, many years. It expands our margin and increases our revenue stream.

Significantly strengthens our balance sheet. The de-risking strategies greatly enhance our balance sheet profile, 6% tangible book value per share. That’s also an accretion number that you don’t see very frequently in deals. It boosts our deposits by $9 billion. This is the first transaction that we’ve executed, where an in-market transaction has a lower cost of funds than we have. So, this is going to be a very positive thing for us, more so than any of the other deals we have done in market. It heightens our liquidity, while reducing our cost of funds. It extends our long-standing record of exceptional asset quality. We have done a great deal of work with the Astoria assets to fully understand them and we’re very, very comfortable with, you know, how that stands. It reduces our interest rate risk sensitivity and it builds capital. So, the Astoria merger features substantial upside potential relative to the purchase price, and by the way, anything that you want to ask or anything, anybody else would like to ask — is fine as we go.

Unidentified Participant

Great. Yes, certainly if there is anybody who would like to ask a question at any point during the presentation, please just raise your hand.

Joseph Ficalora - New York Community Bancorp Inc - CEO, President

Yeah, so the attractive purchase price multiples as you can see there, the pricing of this deal, the blue bars are ours. Substantially below that which you’ve seen generally and the substantially higher financial returns, as I’ve mentioned earlier — 20% accretion to earnings and 6% accretion to tangible book value is not typical, and the numbers for the industry so demonstrate that. When you look at the franchise, it’s a very, very attractive combined franchise — within one mile, 52% of the branches overlap and within three miles, we’re up to 85% and certainly within five miles, in the New York metropolitan area, within 5 miles 92% of the branches are in proximity to each other.

So, this is an extraordinarily good transaction. We expect the merger to be significantly increasing our share of deposits and that’s moment in time showing you what the combined entity looks like. Puts us in a very, very, very good place. But having said that, we have every expectation that we’ll be able to make this into something even better than it is on the surface. And these are just some of the Nassau, Queens, Brooklyn, Suffolk, how we move in each of those markets very, very attractively as you can see.

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MARCH 09, 2016 / 4:40PM, NYCB - New York Community Bancorp Inc at RBC Capital Markets Financial Institutions Conference

The reflecting of the in-market nature of our extensive expertise in post merger integration and restructuring, Astoria merger presents maximal opportunities for revenue enhancement while minimizing risk. And there are many ways we’ve already identified by which that is accomplished. But it capitalizes on complementary business models, it facilitates our transition to being a SIFI status institution. We will cross over that bridge certainly during the next quarter, not during this quarter, but during the next quarter, and certainly when the transaction occurs, it will just facilitate of being better positioned to deal with the consequences of being a $50 billion bank. It provides ample opportunities for continued earnings and capital growth, as you can see here, the post-merger sale of $1 billion of acquired assets to reduce credit risk, enhance liquidity — very, very, very common to what we do in transactions. This transaction lends itself well to being able to accomplish that. Yes, we can move $1 billion dollars; yes, we can move $2 billion dollars; yes, we can move $3 billion. The choice will be ours based on the environment in which it occurs and the timing of when it occurs. Summary of the pro forma balance sheet. As you can see there, we’re literally growing the assets by about 30%, growing the loans by about 30%, multi-family loans go up if moment in time, we were doing the deal by 15, that number will be much lower as a result of what transitions over the period of time ahead. Total deposits up by 32% and the wholesale borrowings up by 24%. Stockholders’ equity up 28% and tangible stockholders equity up by 42%. That is not a bad number in execution of a transaction. The merger is expected to enhance our asset and funding mix, and as you can see there, the individual banks listed in the pro forma combined bank, very interesting and certainly it gives a great deal of flexibility to pursue the business model of a company.

We expect the Astoria merger to provide multiple opportunities to drive profitability, sustainable long-term asset growth. There is no escaping the fact that this is a typical transaction for our business model. This is the 12th transaction that we’re executing and it has all of the important components of what makes it possible for us to be a better bank. So all the metrics they want to better and the opportunity to create real value for shareholders deal after deal is demonstrated as to how we use that opportunity, and this particular opportunity, we believe, may turn out to be one of our best.

So with de-risking our balance sheet and is expected to strengthen our financial performance both before and after the merger. And as you know, we’ve already executed upon a significant balance sheet repositioning. In the fourth quarter, we prepaid $10.4 billion of primarily puttable wholesale borrowings with an average cost of 3.16% and replaced them with a like amount of wholesale borrowings with fixed maturities and an average cost of 1.58%. While the prepayment of the wholesale borrowings resulted in a one-time after-tax debt repositioning charge of $546.8 million in the fourth quarter, which we’ve already taken. It is expected to reduce our annual interest expense by $100 million after-tax beginning in 2016 —that’s this year. So we’re already in the period of enjoying the benefit of having executed on this transaction. Upon completion of the merger the items, the terms on $1.5 billion of short-term borrowings will be extended, reducing our interest rate sensitivity. We also expect to sell $1 billion of Astoria’s non-performing and highest-risk assets at the close — there’s a billion dollars at the close of the discretion to do what we will in the period that follows. Benefits of de-risking eliminates puttable risk, improves NPV and NII interest rate sensitivity ratios, reduces exposure to rising interest rates, and enhances both liquidity and asset quality.

The financial benefits are expected in the fiscal year 2016 from the fourth quarter repositioning, earnings per share accretion 10%; net interest margin, 35 basis points. These are significant improvements. Net interest income $165 billion and net income up by $100 million. So, enhancing our capital management strategy has strengthened our capital measures and is expected to facilitate further growth. This transaction will actually lend itself to subsequent transactions, which is in fact the reality of all the deals that we do over the course of our public life as we’ve executed on transactions. We’ve only made the opportunity to do the next transaction significantly greater.

So, we completed on November 14 our common stock offering, that is the capitalization of this effort. Immediately supported our tangible stockholders’ equity and Tier 1 common equity exceeded by $87.3 million, the impact of the capital of the one-time after-tax balance sheet repositioning. So, we actually added $87 million more to our capital position than we had before, and we have all the benefit of the restructuring as well. So, we’re adjusting our quarterly cash dividend to $0.17 per share, positioning us for sustainable long-term capital growth while still providing our investors with an attractive yield. We believe the yield today is still over 4%, which is one of the best yields in the marketplace.

We have capital retention served to minimize the dilution from our fourth quarter capital raise and the building of capital will facilitate the execution of our growth through acquisition strategy, meaning that this is not the end of our acquisitions. It is in fact a very attractive acquisition that we will do our best to be prepared to close upon at the earliest possible day. But in the environment we’re in, we are fully aware that this will happen when

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MARCH 09, 2016 / 4:40PM, NYCB - New York Community Bancorp Inc at RBC Capital Markets Financial Institutions Conference

in fact all of the stars are aligned regulatorily in and in all the places that have input into the actual closing of a transaction of this size. So, the enhancements to our capital management strategy completed common stock offering, immediately supported our tangible stockholders’ equity in Tier 1 common equity. When you look at this one, you see that we have an increase in our capital generation stand-alone 55 basis points pro forma with Astoria 90 basis points. So, this is a good series of events.

While we expect the merger to bring us well beyond the current SIFI threshold, we plan to cross it organically in the second quarter, so this is already baked in. We’re already there. We have all the necessary components in place to actually be bigger than $50 billion during the second quarter. Now the full consequence of that doesn’t impact us until we get to 2018. So, between here and 2018, we’ll close the Astoria deal, maybe we’ll close the other deal you mentioned, oh no, you didn’t mention. There will be other opportunities that will arise and certainly the experience we have in dealing with the Astoria deal will lend itself to the next opportunity as that may arise.

So, following the enactment of Dodd-Frank, we began allocating significant resources towards SIFI preparation. We were the first bank to actually ask the regulators to allow us to become bigger than $50 billion. We were prepared to do a leap at the end of 11, and we were buying a bank that at the time was larger than we were. And in fact, we had every desire to do whatever was appropriate and necessary to meet the requirements. But as you all may know, all the requirements weren’t fully set in the beginning of 12. So, the uncertainty of time with regard to that did result in that transaction going elsewhere. So, we’re very pleased that over the course of these many years we’ve had a significant amount of activity and expenditure of both money and time, and we’ve engaged new resources to make us more and more eligible to be a SIFI institution. So, it will provide additional scale, leverage, the remaining SIFI compliance costs, the efficiency ratio prior to, and since Dodd-Frank, has gone from 36% to 46%. So, albeit, an efficiency ratio of 44% is extraordinarily good in the marketplace and puts us in the top 3% and I can tell you with certainty for many, many years, we’ve been number one in efficiency and certainly the costs of dealing with all of the appropriate expectations of being a SIFI are significant, both people-wise and systems-wise, and otherwise. But, we’ve already been expending that money. So, it’s already baked into our numbers, it’s not as though this is on the horizon, this already exists. So, key infrastructure investments — we enhanced our ERM and corporate governance frameworks, bottom-up capital planning and stress testing capabilities, substantial expansion of regulatory compliance staff. Remaining costs for SIFI that are not baked into our numbers fully would be LCR, CCAR reporting, and the Living Will.

And I’m sure you all know that the future is in fact being considered to be somewhat different with regard to SIFI requirements, but time will tell how that evolves. We’ll be ready for what we know to be in place today. As we continue to grow, we would expect our total payout ratio to be more consistent with the total payout ratio for our SIFI peers — that is an interesting component. Obviously, there is discernible effort on the part of all of the major regulators in the country to be able to make decisions based upon individual institutions. Individual institutions historically have been the only way examination processes occurred. The idea that there would be $1 billion, $10 billion, $50 billion triggers to change the rules under which an institution would operate, is something that has been discussed widely by every major player in the regulatory world, suggesting that they do not want to see that be the case, and payout ratios are no different.

Payout ratios and size ratios are not in any way appropriate given the discernible differences in institutions. So, as one may imagine, we’ve had for the last many, many years, payout ratios in the 90s and we have not in any way jeopardized the viability of this company or its capacity to grow by acquisition. We don’t grow by acquisition because we’ve been accumulating capital. We grow by acquisition because we can raise capital in a deal highly efficiently and effectively, and that’s how we’ve done it many times. So, you know the rules of the game are obviously in consideration. We expect the core components of our business model to be enhanced by the Astoria financial transaction and I think it’s pretty self-evident. The merger was expected to increase our share of New York City’s highly attractive multi-family lending niche — these are the moment-in-time numbers as you can see there. You can also see that NYCB’s portfolio statistics at or for the 12 months ending 12/31/15, this is what we did. The percentage of non-covered loans held for investment 72.7%, the average principal balance $5.3 million, the weighted average life 2.8 years, and that’s not that common in the market New York principally or with regard to the industry as a whole.

Our percentage of multi-family loans located in Metro New York is a little over 80% and our percentage of HFI loan originations is 72.7%. So, we have a distinguished record by net charge-offs and what we’ve done here is we’ve taken the S&L crisis, the period that ran 89 through 93, the Great Recession, which ran 2007 through 2010 and the current credit cycle, as you can see, and for those of you that know us, we’re the non-existent blue line or the little blue line and the industry as a whole is the much larger bar.

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MARCH 09, 2016 / 4:40PM, NYCB - New York Community Bancorp Inc at RBC Capital Markets Financial Institutions Conference

So, we have a multi-decade, not merely the periods reflected here, we have a multi-decade track record of greatly outperforming our peers with regard to the losses that result from our lending. So, as a big bank, we probably have amongst the best, if not the best track-record with regard to managing risks, and obviously the bank’s lending risk is the principal risk in banking. And from this graph as well as the facts, we do this very well. As you can see non-performing does go up somewhat in parallel with the industry as a whole because people in the market wind up having change in their ability to pay and there are many, many gyrations of things happening in markets that change the willingness in some cases to pay. But, the ultimate disposition is the only ultimate determinant of how well you’ve lent, because at the end of the day, if you get paid, in fact have done the job well and we demonstrate, as the slide before, just so that we see this is disposition — very, very, very different than the market reflection of change. So, the markets do change and when the markets change, there is a change in our performance metric, but we actually get paid, based on the fundamental ways in which we do our business.

So, as you can see here, I was talking a little bit about efficiency ratio, we started spending money on regulatory compliance in 11 and lo and behold, as you can see our efficiency ratios have been creeping up, but still well below the industry as a whole.

And to the benefit of the transaction that we’ve just announced, the efficiency ratio of our target here is 73.21%. So, this speaks to the benefits of the Astoria merger. In-market nature of the merger underscores the potential for significant cost savings, the estimated cost savings — 50% of Astoria is non-interest expense, opportunity to leverage our mortgage platform and Astoria’s retail origination model provides immediate scale to absorb higher SIFI compliance-related costs. No question, taking on a $15 billion bank such as Astoria is a very, very positive thing for the financials on a pro forma basis of the combined company.

So, the expanded customer base represents an opportunity for revenue growth and this is through the sale of third-party investment products and other financial services. So, the Astoria merger is expected to leverage our balance, our mortgage banking platform and its residential mortgage lending expertise and these are some of the features — credit quality and limited repurchase risk benefits from the transaction, as articulated here. Loans can be originated and purchased in all 50 states. We’ve executed since the second half of 2010, we’ve originated over $42 billion in loans. The ability to use that very platform to do all the originations that Astoria has been doing, as well nationally, it’s going to only make it more efficient because we don’t have any substantial extra cost in originating the loans that they’ve been originating nationally and paying to originate. We know that the loan production is driven by our proprietary real-time web accessible mortgage banking technology platform — a very attractive platform. When we first acquired AmTrust, we thought about getting out of this business completely and then the parties that came to actually acquire our platform, were so interesting to us, we decided that we should actually stay in the business. And we have, and I guess, we’ve produced $650 million in profits as a result of staying in the business. We have over 900 approved clients including community banks, credit unions, mortgage companies, and mortgage brokers. By the way, in the last year or so, that we’ve decided that we don’t want to jump over $50 billion until we’re ready, and we’re ready next quarter. We’ve actually allowed for the participation in our multi-family book by other banks selectively at a level of about $3 billion plus dollars in participations in our multi-family product. 100% of the loans funded are full documentation, prime credit loans — that’s the way we do our lending. As of December 31, 99.8%, of all funded loans are current. We are not talking that 0.2% is non-performing or in foreclosure, losing money, 99.8%, 99.8%, of all funded loans are current. Of the eight loans, I just say eight, and I just say we’ve originated $42 billion, these are not mistakes. Of the eight loans that were repurchased in 2015, five were subsequently resolved and three were placed back into the portfolio.

So, as I’m sure you realize, these metrics reflect a very conservative posture with regard to how we take on risk and the numbers are quite telling. Since January of 2010 and as I say, we only really actively got into this market in the last half of 10, we have originated one to four family loans of $42.7 billion, as I’ve been mentioning, and we’ve generated $638.5 million in earnings. So, our proprietary mortgage banking platform has enabled us to expand our revenues, market share, and product line, and will facilitate a combination of the businesses that Astoria already has in place. Over time, mortgage banking income has supported the stability of our return on average tangible assets, even in times of interest rate volatility. So, the result we have been public since the back-end of ‘93 and our total return on investment for investors over that period of time has been, as you see here, 4,682%. Over that same period of time, the banking industry’s total return on investment has been 461%, so our compounded annual growth since our IPO is 26.2%. And as you can see that little section on the bottom there, as a result of 9 stock splits, so the price of our stock today reflects the reality that we split our stock 9 times, our charter shareholders have 2,700 shares of NYCB stock for each 100 shares they originally purchased.

So, that’s 2,700 shares for every 100 shares purchased, and annually we are paying a very attractive dividend on the shares they have. We’re not paying the dividend on the 100 shares they purchased, we’re paying the dividend on the 2,700 shares they have. Ergo, 4,682% total return. So, we are oriented to creating a business model that makes money for shareholders and I think we’ve demonstrated over time that the business model works and we’re very optimistic about where we sit today and certainly glad to answer any questions.

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MARCH 09, 2016 / 4:40PM, NYCB - New York Community Bancorp Inc at RBC Capital Markets Financial Institutions Conference

Unidentified Participant

Maybe we have time for one question from the audience if there are any?

Joseph Ficalora - New York Community Bancorp Inc - CEO, President

I’m so happy you are satisfied or maybe it’s lunch outside. Thank you.

Unidentified Participant

Well, thank you guys for being here, we will do a breakout session as well. Thank you

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